UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For November 01, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 01, 2004  -  Blocklisting Interim Review









                                    SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

BUNZL PLC

2. Name of scheme

EXECUTIVE SHARE OPTION SCHEME (NO. 2)

3. Period of return:

From   1 MAY 2004             To        31 OCTOBER 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

504,352 ORDINARY 25P SHARES

5. Number of shares issued / allotted under scheme during period:

83,778

6. Balance under scheme not yet issued / allotted at end of period

420,574

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

900,000 ORDINARY 25P SHARES - 27 AUGUST 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records

449,408,595

Contact for queries

Name                   MRS AC MATTHEWS

Address                110 PARK STREET, LONDON W1K 6NX

Telephone              020 7495 4950

Person making the return

Name                   MRS AC MATTHEWS

Position               COMPANY SECRETARIAL ADMINISTRATOR

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

BUNZL PLC

2. Name of scheme

1994 EXECUTIVE SHARE OPTION SCHEME

3. Period of return:

From   1 MAY 2004             To        31 OCTOBER 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

153,825 ORDINARY 25P SHARES,

5. Number of shares issued / allotted under scheme during period:

277,000

6. Balance under scheme not yet issued / allotted at end of period

284,988

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

889,550 ORDINARY 25P SHARES - 15 DECEMBER 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records

449,408,595

Contact for queries

Name                   MRS AC MATTHEWS

Address                110 PARK STREET, LONDON W1K 6NX

Telephone              020 7495 4950

Person making the return

Name                   MRS AC MATTHEWS

Position               COMPANY SECRETARIAL ADMINISTRATOR

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

BUNZL PLC

2. Name of scheme

SHARESAVE SCHEME (1991)

3. Period of return:

From   1 MAY 2004             To        31 OCTOBER 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

322,421 ORDINARY 25P SHARES

5. Number of shares issued / allotted under scheme during period:

187,451

6. Balance under scheme not yet issued / allotted at end of period

134,970

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

938,967 ORDINARY 25P SHARES - 5 NOVEMBER 1999

Please confirm total number of shares in issue at the end of the period in order for us to update our records

449,408,595

Contact for queries

Name                    MRS AC MATTHEWS

Address                 110 PARK STREET, LONDON W1K 6NX

Telephone               020 7495 4950

Person making the return

Name                    MRS AC MATTHEWS

Position                COMPANY SECRETARIAL ADMINISTRATOR

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

BUNZL PLC

2. Name of scheme

SHARESAVE SCHEME (2001)

3. Period of return:

From   1 MAY 2004             To        31 OCTOBER 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

907,269 ORDINARY 25P SHARES

5. Number of shares issued / allotted under scheme during period:

11,856

6. Balance under scheme not yet issued / allotted at end of period

895,413

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

968,992 ORDINARY 25P SHARES - 22 MARCH 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

449,408,595

Contact for queries

Name                    MRS AC MATTHEWS

Address                 110 PARK STREET, LONDON W1K 6NX

Telephone               020 7495 4950

Person making the return

Name                    MRS AC MATTHEWS

Position                COMPANY SECRETARIAL ADMINISTRATOR

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                                   SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS

               Please ensure the entries on this return are typed

1. Name of company

BUNZL PLC

2. Name of scheme

INTERNATIONAL SHARESAVE SCHEME

3. Period of return:

From   1 MAY 2004             To        31 OCTOBER 2004

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

375,939 ORDINARY 25P SHARES

5. Number of shares issued / allotted under scheme during period:

NIL

6. Balance under scheme not yet issued / allotted at end of period

375,939

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

375,939 ORDINARY 25P SHARES - 12 JUNE 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records

449,408,595

Contact for queries

Name                    MRS AC MATTHEWS

Address                 110 PARK STREET, LONDON W1K 6NX

Telephone               020 7495 4950

Person making the return

Name                    MRS AC MATTHEWS

Position                COMPANY SECRETARIAL ADMINISTRATOR

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  November 01, 2004                By:__/s/ Anthony Habgood__

                                              Title:   Chairman